SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 1998

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ____ to _______

                         Commission file number 1-10682


     A. Full title of the plan: Page America Group, Inc. Employee Stock Purchase Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            PAGE AMERICA GROUP, INC.
                          C/O Bariston Associates, Inc.
                             One International Place
                                   Suite 1450
                                Boston, MA 02110
                          Telephone No. (617) 330-8950

1.  FINANCIAL STATEMENTS AND SCHEDULES.

         The following financial data for the Plan are submitted herewith:

                                                                      PAGE

    Report of Independent Auditors                                     F-1

    Statements of Net Assets Available for Plan Benefits-
    March 31, 1998 and 1997                                        F-2 and F-3

    Statement of Changes in Net Assets Available for Plan
    Benefits - Year ended March 31, 1998                               F-4

    Notes to Financial Statements                                    F-5, F-6,
                                                                    F-7 and F-8

    Item 30a - Schedule of Assets Held for Investment
    Purposes - March 31, 1998                                          F-9

    Item 30d - Schedule of Reportable Transactions-
         Year ended March 31, 1998                                     F-10



2.  EXHIBITS

         See Exhibit Index on page 4 hereof for a list of Exhibits filed or incorporated by reference as part of this report.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          Page America Group, Inc.
                                      Employee Stock Purchase Plan and Trust


Date:  January 13, 1999                       /s/ David A. Barry
                                              -------------------
                                              David A. Barry
                                              Trustee

                                  EXHIBIT INDEX



Exhibit                                          Method of         Sequential
Number                 Description               Filing            Page Number
-------                -----------               ---------         -----------
1                    Consent of Independent     Filed with             5
                     Auditors                   this report